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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       CHIQUITA BRANDS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               New Jersey                                04-1923360
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                  250 East Fifth Street, Cincinnati, Ohio 45202
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               (Address of principal executive offices)(Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered
--------------------------------------          -------------------------------

Common Stock, par value $.01 per share          New York Stock Exchange
Warrants to subscribe for Common Stock          New York Stock Exchange
10.56% Senior Notes due 2009                    New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None


                               Page 1 of 73 pages.
                          Exhibit list appears page 15.

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 (the "Act") the following securities of Chiquita Brands International, Inc. (the "Company") being issued pursuant to the Company's Amended and Restated Plan of Reorganization (the "Plan") and upon the filing with the State of New Jersey of the Company's Third Restated Certificate of Incorporation (the "Certificate"):

..    common stock, par value $.01 per share ("Common Stock") which replaces the
     Company's prior common stock registered under Section 12(b) of the Act (which prior common stock is cancelled concurrently with the issuance of the Common Stock),
..    warrants to subscribe for shares of Common Stock ("Warrants"), and
..    10.56% Senior Notes due 2009 ("Notes").

Item 1. Description of Registrant's Securities to be Registered.

     The descriptions which follow are qualified in their entirety by the full terms of each security, as set forth in the Exhibits to this registration statement which are incorporated by reference in this Item 1.

                           DESCRIPTION OF COMMON STOCK

     Voting. Except as otherwise provided by the New Jersey Business Corporation Act (the "NJBCA") or the Certificate, and subject to the rights of holders of any outstanding shares of preferred stock, each holder of Common Stock has one vote for each share held on all matters submitted to a vote of the Company's shareholders. The Common Stock does not have cumulative voting rights.

     Generally, a majority of the votes cast at a meeting of shareholders by holders of shares entitled to vote on the proposal is required for shareholder action. However, the Certificate provides that the vote of at least two-thirds of the combined voting power of all outstanding shares of the Company eligible to vote in the election of directors is required to amend the provisions of the Certificate relating to limitations on liability and indemnification (ARTICLE
NINE) in any manner adverse to those indemnified or to amend ARTICLE ELEVEN which imposes this vote requirement.

     Dividends. Except as otherwise provided by the NJBCA or the Certificate, and subject to all rights and preferences of holders of any outstanding shares of preferred stock, holders of Common Stock share ratably in all dividends and distributions, whether upon liquidation or dissolution or otherwise.

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     Other. The Common Stock is not convertible into, or exchangeable for, any other class or series of the Company's capital stock. Holders of Common Stock have no preemptive or other rights to subscribe for or purchase additional securities of the Company.

     As of the date of this registration statement, the Certificate contains no provisions modifying the voting or dividend rights of holders of Common Stock described above. There is no preferred stock outstanding. The Board of Directors of the Company is authorized to determine the relative rights, preferences and limitations of any class or series of preferred stock that may be issued.

     Shares of Common Stock are not subject to calls or assessments. No personal liability will attach to holders under the laws of the State of New Jersey (the Company's state of incorporation) or of the State of Ohio (the state in which the Company's principal place of business is located).

                             DESCRIPTION OF WARRANTS

     General. Each Warrant entitles its holder to purchase one share of Common Stock at a price of $19.23 per share. The Warrants are exercisable for an aggregate of 13,333,333 shares of Common Stock. The Warrants expire seven years from the effective date of the Plan.

     Antidilution Provisions. If, at any time before the expiration date of the Warrants, the Company (1) declares or pays a dividend, or makes a distribution, on its Common Stock in shares of Common Stock, (2) subdivides or combines its outstanding shares of Common Stock or (3) reclassifies its Common Stock into other securities, the number of shares issuable on exercise of each Warrant and each Warrant's exercise price will be adjusted so that the holders of Warrants are entitled to receive the number and kind of shares of Common Stock or other securities which they would have received if their Warrants had been exercised immediately before the event (or, if applicable, the event's record date).

     If before the Warrants' expiration date the Company distributes to holders of Common Stock evidence of indebtedness, shares of another class of capital stock, assets (other than periodic cash dividends) or rights to subscribe to Common Stock, then, unless the Company reserves a proportionate amount of the distribution for holders of Warrants, the Warrants' exercise price will be decreased to reflect the value of the distribution.

     No adjustment in the exercise price of the Warrants is required if the adjustment, together with any prior adjustments not made, is less than 1% of the Warrants' exercise price.

     Reorganization, Consolidation, Merger or Sale. Prior to the consummation of any recapitalization, reorganization, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction in which holders of Common Stock will receive stock, securities or assets in exchange for their Common Stock, the Company will make appropriate

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provision to ensure that holders of Warrants have the right to receive, on exercise of their Warrants, the same stock, securities or assets as they would have been issued or paid in the transaction had their Warrants been exercised immediately before the event.

     Black Scholes Event. Additional provisions apply to the Warrants in the event of (a) the acquisition of 80% or more of the Common Stock in a tender offer or series of tender offers, (b) the acquisition of Common Stock in a tender offer or offers followed by a merger within three years of any such tender offer of the Company with the entity that consummated the tender offer, (c) a consolidation, merger or combination of the Company or (d) a sale of all or substantially all of the Company's assets, if in each case any part of the consideration paid or exchanged for the Common Stock consists of cash or property other than the regular common stock of the surviving entity or its parent (a "Black Scholes Event").

     Within 30 days after the occurrence of a Black Scholes Event, the Company is required to offer to purchase all outstanding Warrants at a price per Warrant equal to the "Black Scholes Payment Amount." Any Warrants not tendered will remain outstanding. The Black Scholes Payment Amount will be determined by multiplying the Black Scholes value of a Warrant by a fractional amount calculated based upon both the value of the property received in the transaction other than the regular common stock of the surviving entity and the value of that regular common stock. If holders of Common Stock have the right to select a form of consideration, holders of Warrants will be deemed to have selected consideration in the same proportions as the holders of Common Stock. See
Exhibit 3 for further information on the calculation of the Black Scholes Payment Amount.

     Other. If the Company is voluntarily or involuntarily dissolved or liquidated prior to the expiration date of the Warrants, each holder of Warrants is entitled to receive the cash or other property which the holder would have received had all of the holder's Warrants been exercised immediately prior to the event.

                              DESCRIPTION OF NOTES

     General. The Notes are a series of senior debt securities issued under an Indenture dated as of March 15, 2002 (the "Indenture") between the Company and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"). The Notes are limited in aggregate principal amount to $300 million, of which $250 million is being issued initially; bear interest at the rate of 10.56% per annum (the "Senior Note Interest Rate"); and mature on March 15, 2009. Interest accrues from March 19, 2002 and is payable on March 15 and September 15 of each year, commencing September 15, 2002, to each registered holder at the close of business on the first day of the month in which the payment will be made. Interest is computed based on a 360-day year of twelve 30-day months. The Notes are issuable only in fully registered form in denominations of $1,000 and integral multiples of $1,000 and initially are issued in the form of one Global Note. The Notes are general unsecured

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obligations of the Company and will rank equally with the Company's future senior unsecured indebtedness.

     Capitalized terms used without definition in this description of the Notes are defined in Exhibits 4 and 5.

     Optional Redemption. The Notes are redeemable at the option of the Company, in whole or in part, at one time or from time to time, on not less than 30 or more than 60 days' notice at the prices described below.

     Redemption Beginning in 2005. If the Company chooses to redeem the Notes on or after March 15, 2005, the amount that the Company will pay upon redemption will equal the percentage of the principal amount set forth below plus accrued and unpaid interest to, but not including, the redemption date. All Notes redeemed during the 12-month period beginning on March 15 of the years indicated below will be redeemed at the corresponding redemption amount:

     Year                   Percentage
     ----                   ----------

     2005                   105.28%

     2006                   103.96%

     2007                   102.64%

     2008                   100.00%


     Makewhole Redemption. In the case of redemption before March 15, 2005, the Company must pay a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, or (b) the sum of the present value of (i) the redemption price of the Notes at March 15, 2005 (set forth in the table above under the caption "Redemption Beginning in 2005") and (ii) interest payments from the date of redemption through March 15, 2005, in each case discounted to the redemption date at a rate equal to the yield to maturity for comparable maturity U.S. Treasury securities plus 0.25 percent; plus, in the case of either clause (a) or (b) above, any accrued and unpaid interest to the redemption date.

     Redemption with the Proceeds of Public Equity Offerings. Before March 15, 2005, the Company may redeem, in the aggregate, up to a maximum of 35% of the original aggregate principal amount of the Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.56% of the principal amount of Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date. Any redemption must be made within 75 days of the applicable public equity offering.

     Notice of Redemption. The Company must provide each affected holder of Notes with notice of any redemption at least 30 but not more than 60 days before the date set for

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redemption. The notice must specify the date fixed for redemption and the redemption price, except in a Makewhole Redemption, in which case the Company must certify to the Trustee the actual redemption price, calculated as described in the notice, at least two business days before the redemption date.

     Sinking Fund. The Notes will not be subject to any sinking fund payment obligations.

     Consolidation, Merger and Sale of Assets. The Company may not consolidate or merge with or into any other entity, or sell, lease or convey all or substantially all of its assets to any other entity unless the following principal conditions are met: (1) the surviving entity is organized under the laws of the United States of America or any state or the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands or the Netherlands Antilles and expressly assumes all of the Company's obligations under the Notes and the Indenture; (2) immediately after the transaction, no Default or Event of Default under the Indenture has occurred and is continuing; (3) immediately after the transaction, either (a) the surviving entity would be able to incur at least $1.00 of additional Indebtedness under the Company's Fixed Charge Coverage Ratio, determined on a pro forma basis as if the transaction had occurred at the beginning of the immediately preceding four-quarter period, or (b) the Fixed Charge Coverage Ratio for the surviving entity, determined on a pro forma basis as if the transaction had occurred at the beginning of the immediately preceding four-quarter period, would be greater than the actual Fixed Charge Coverage Ratio for the Company for the most recently completed four-quarter period prior to the transaction; (4) if the surviving entity is organized in a jurisdiction other than the United States or any state or the jurisdiction in which the predecessor obligor on the Notes was organized immediately before the transaction, then (a) the obligations of the surviving entity relating to the Notes and under the Indenture must be enforceable under the laws of the new jurisdiction, subject to customary exceptions, (b) the U.S. federal income tax status of the holders of the Notes must not be adversely affected, (c) the surviving entity must agree in writing to submit to the jurisdiction of the courts of New York and appoint an agent for service of process there and (d) the board of directors of the surviving entity must determine in good faith that the transaction will not have a material adverse effect on the holders of Notes.

     Notwithstanding the foregoing, if the Company effects a consolidation, merger or sale, conveyance, assignment, transfer, lease or other disposition of substantially all of its assets, the condition set forth in clause (3) of the paragraph above will not apply to a transaction involving a surviving entity which is otherwise subject to the foregoing provisions if (i) the surviving entity (1) was formed for the purpose of effecting the transaction, (2) did not engage in any business prior to the transaction, (3) immediately prior to the transaction had no indebtedness or liabilities, contingent or otherwise, (4) immediately after the transaction had no additional "indebtedness" or "liabilities," contingent or otherwise, in excess of that which the Company had immediately prior to the transaction and (5) immediately after the transaction was engaged in the same business as the Company was engaged in immediately prior to the transaction and (ii) the holders of the outstanding voting shares of the Company immediately prior to the transaction own, directly or indirectly, the outstanding voting shares of the surviving entity immediately after the transaction in substantially the same proportion as before the transaction.

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     Certain Covenants Relating to the Notes. The Indenture contains the covenants summarized below, among others, relating to the Notes.

     Limitation on Indebtedness. The Company will not, and will not permit any Subsidiary to, create, incur, assume or guarantee the payment of any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness or Refinancing Indebtedness and the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of Disqualified Stock to any Person other than the Company or its Subsidiaries unless, after giving effect to the transaction, the Company's Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the transaction for which internal financial statements are available immediately preceding the date of the transaction, taken as a single period, is (a) if at the Calculation Date the most recent fiscal quarter for which internal financial statements are available ended on or prior to December 31, 2002, 2.0 to 1 or greater, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period and (b) if at the Calculation Date the most recent fiscal quarter for which internal financial statements are available ended on or after March 31, 2003, 2.5 to 1 or greater, determined on the same pro forma basis.

     Limitation on Liens. The Company will not, and will not permit any Subsidiary to, create, assume, incur or permit any Lien upon any of their assets without providing for the Notes to be secured equally and ratably with the Indebtedness or other obligations being secured by the Lien, except for (1) Permitted Liens and (2) Liens, not including Permitted Liens, which at any time secure Indebtedness in an amount up to $50 million; provided that the amount available for these Liens must be reduced by the aggregate "value" of Sale and Leaseback Transactions entered into and permitted by the covenant "Limitations on Sale and Leaseback Transactions," described below. In no case will the amount set forth in clause (2) be reduced below zero.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (1) the Company (or the Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; (2) if the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of is greater than $25 million, the Asset Sale is approved by the Company's board of directors; and (3) at least 75% of the consideration received by the Company or the Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash: (a) any liabilities of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of the assets, and (b) any securities, notes or other obligations received by the Company or the Subsidiary from the transferee that are converted by the Company or the Subsidiary into cash within 90 days thereafter (to the extent of the cash received in that conversion).

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any of its Subsidiaries may apply the Net Proceeds at their option (1) to permanently repay indebtedness under any credit facility of the Company or any of its Subsidiaries; (2) to

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purchase, or commit to purchase, the assets of, or a majority of the voting
Equity Interests of, a Food-Related Business; (3) to make, or commit to make, a capital expenditure; or (4) to acquire, or commit to acquire, other assets that are used or useful in, or ancillary to, a Food-Related Business that is owned by the Company or any of its Subsidiaries; provided that if a commitment terminates for any reason, the Company will, within 45 days, apply the Net Proceeds in accordance with the provisions of this or the following paragraph. Pending the final application of the Net Proceeds, the Company or any of its Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the terms of the Notes.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph, other than Net Proceeds held by a Subsidiary of the Company to the extent that the Subsidiary is restricted from transferring those Net Proceeds to the Company or any of its Subsidiaries, will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $25 million, the Company will make an offer (an "Asset Sale Offer") to all holders of Notes, and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this covenant "Limitation on Sale of Assets," to purchase the maximum principal amount of Notes and that other pari passu Indebtedness as may be purchased out of the Excess Proceeds. The offer price for the Notes in any Asset Sale Offer will be equal to 100% of the aggregate principal amount outstanding plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the terms of the Notes. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

     Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction; except that the Company or any of its Subsidiaries may enter into a Sale and Leaseback Transaction if (1) the Company or Subsidiary, as applicable, could have (a) incurred Indebtedness under the Fixed Charge Coverage Ratio test in the covenant "Limitation on Indebtedness" in an amount equal to the Indebtedness required to be recorded under GAAP relating to the Sale and Leaseback Transaction and (b) incurred a Lien to secure the Indebtedness pursuant to the covenant "Limitation on Liens"; and (2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the fair market value of the property that is the subject of the Sale and Leaseback Transaction.

     Limitation on Restricted Payments. The Company will not, and will not permit any Subsidiary to, make any Restricted Payment unless, at the time and after giving effect to the Restricted Payment, the following conditions are met:
(1) no Default or Event of Default under the Indenture will have occurred and be continuing (or would result), (2) at the time of and after giving effect to the Restricted Payment, the Company would be able to incur at least $1.00 of Indebtedness under the Fixed Charge Coverage Ratio test in the covenant "Limitation on

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Indebtedness," (3) the payment, along with the aggregate amount of all
Restricted Payments declared or made on or after the Effective Date may not exceed the sum of (a) 50% of the Company's total Consolidated Net Income accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter in which the Effective Date occurs and ending on the last day of its last fiscal quarter ending prior to the date of the proposed Restricted Payment for which internal financial statements are available (or if that aggregate cumulative Consolidated Net Income is a loss, minus 100% of the loss); plus (b) the aggregate net cash proceeds received by the Company on or after the Effective Date (i) as capital contributions or (ii) from the issuance and sale of (x) Equity Interests of the Company to any Person or entity other than a Subsidiary, excluding the issuance or sale of Disqualified Stock or (y) any other securities of the Company which (A) are convertible into or exchangeable or exercisable for Equity Interests of the Company, other than Disqualified Stock and (B) have been converted, exchanged or exercised; plus (c) to the extent that any Restricted Investment that was made after the Effective Date is sold or redeemed for, or repaid in, cash, the lesser of (i) the cash return of (and on) capital with respect to the Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of the Restricted Investment; plus (d) the initial amount of any Restricted Investment(s) made after the Effective Date in an entity that subsequently becomes a Subsidiary.

     The provisions of the preceding paragraph do not prohibit the following (the "Excluded Payments"): (a) so long as no Default or Event of Default has occurred and is continuing (or would result), any Restricted Payment which, together with all other Restricted Payments made pursuant to this subsection (a) on or after the Effective Date, does not exceed $25 million; (b) the payment of any dividend, within 60 days after it was declared, if at the date it was declared, the payment would have been permitted; (c) the making of any Investment or the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of the Company (or subordinated Indebtedness of the Company or its Subsidiaries) in exchange for, or out of the proceeds of the sale (other than to a Subsidiary of the Company) of, any Equity Interests of the Company (other than any Disqualified Stock); except that, in each case, the amount of any net cash proceeds that are so utilized will be excluded from clause (3)(b) of the preceding paragraph; (d) the payment of any dividend by a Subsidiary of the Company to the holders of its common Equity Interests, or a redemption of its Equity Interests, on a pro rata basis; (e) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former director, officer, employee or agent of the Company (or any of its Subsidiaries) pursuant to any management equity subscription agreement, stock option agreement or other employee benefit plan or arrangement in effect on the Effective Date or adopted or approved thereafter by the Company's board of directors, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5 million in any twelve-month period; (f) the periodic purchase of Equity Interests of the Company for contribution to employee benefit plans not to exceed $5 million in any twelve-month period; (g) the purchase of Equity Interests of the Company deemed to occur upon the exercise of stock options or warrants if those Equity Interests represent all or a portion of the exercise price of (or taxes in respect of the exercise of) the options or warrants; (h) the payment of the Black Scholes Payment Amount (as defined in the Warrant Agreement); (i) the payment of the Subclass 4B Supplemental Distribution (as defined in the Plan); or (j) a

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Subsidiary of the Company declaring or making payment of a dividend on, or making a distribution in respect of or repurchasing or redeeming, its Equity Interests on a basis that is not pro rata to all holders of its Equity Interests, provided that the dividend, distribution, repurchase or redemption is consistent with the priority and proportionate to the amount of the corresponding investment in the Subsidiary's Equity Interests.

     Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, create or agree to any encumbrance or restriction on the ability of any Subsidiary to (1) pay dividends or make any other distributions on its capital stock to the Company or any of its Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or (2) pay any Indebtedness owed to the Company or any of its Subsidiaries which own, directly or indirectly, any of the Subsidiary's Equity Interests, or (3) make loans or advances to the Company or any of its Subsidiaries.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of (1) existing Indebtedness as in effect on the Effective Date; (2) the Indenture and the Notes; (3) applicable law; (4) any agreement or instrument applicable to or binding on a Person acquired by the Company or any of its Subsidiaries as in effect at the time of the acquisition (except to the extent the agreement or instrument was entered into in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of the acquired Person's Indebtedness, the Indebtedness was permitted to be incurred by the terms of the Notes; (5) any agreement for the sale or other disposition of a Subsidiary that restricts distributions by the Subsidiary pending its sale or other disposition;
(6) Refinancing Indebtedness if (A) the encumbrances or restrictions, taken as a whole, are not materially more restrictive than is customary in comparable financings, (B) any such encumbrances or restrictions will not materially adversely affect the Company's ability to make principal or interest payments on the Notes and (C) the Company delivers an Officer's Certificate to the Trustee stating that incurring such Refinancing Indebtedness complies with this clause;
(7) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and (8) restrictions on cash or other deposits or net worth under contracts entered into in the ordinary course of business.

     Business Activities. The Company will not, and will not permit any Subsidiary to, engage in any business other than Food-Related Businesses.

     Payments for Consent. The Company will not, and will not permit any of its Subsidiaries to, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless that consideration is offered and paid to all holders of the Notes that consent, waive or agree to amend those terms and provisions in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

     Reports. Whether or not required by the Commission, so long as any Notes are outstanding, the Company will file with the Commission (or if the Commission will not accept

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such filings, furnish to the Trustee) within the time periods specified in the
Commission's rules and regulations all quarterly and annual financial information that would be required to be contained in filings with the Commission on Forms 10-Q and 10-K, and all current reports that would be required to be filed on Form 8-K, if the Company were required to file such reports.

     Transactions With Related Persons. The Company will not, and will not permit any Subsidiary to, enter into any transaction or series of related transactions with any Related Person unless: (1) the transaction or series of transactions are on terms as favorable to the Company or the Subsidiary as would be available in a comparable transaction with an unrelated third party; (2) if the transaction or series of transactions involves aggregate payments of $5 million or more, the Company, within 20 days, delivers an Officer's Certificate to the Trustee certifying that the transaction complies with clause (1) above;
(3) if the transaction or series of transactions involves aggregate payments of $10 million or more, the transaction or series of transactions is approved by the Company's board of directors, including the approval of a majority of directors who are not Related Persons in connection with the transaction or transactions being approved; and (4) if the transaction or series of transactions involves aggregate payments of $25 million or more, the Company delivers to the Trustee an opinion as to the fairness from a financial point of view to the Company and its Subsidiaries, taken as a whole, of the transaction or series of transactions issued by an accounting, appraisal or investment banking firm of national standing. However, these provisions do not prohibit (1) any employment arrangement or transactions relating to benefit plans with any employee, consultant or director of the Company or any Subsidiary that is entered into by the Company or any Subsidiary in the ordinary course of business and consistent with past practices of the Company or the Subsidiary; (2) payment of reasonable directors' fees; (3) loans and advances to employees of the Company or any Subsidiary in the ordinary course of business otherwise permitted pursuant to the terms of the Notes; (4) Restricted Payments that are permitted by the terms of the Notes described under the caption "Limitation on Restricted Payments"; (5) issuances of Equity Interests by the Company; and (6) any transaction between or among the Company and one or more Subsidiaries of the Company or among one or more Subsidiaries of the Company entered into in the ordinary course of business.

     Purchase of Notes upon a Change of Control. If a Change of Control occurs, each holder of Notes will have the right, at the holder's option, to require the Company to purchase all or any part of the holder's Notes (in integral multiples of $1,000) at a Purchase Price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the Purchase Date.

     A "Change of Control" means an event or series of events by which any of the following occurs: (1) any "Person" is or becomes the "beneficial owner" of more than 50% of the total voting power of all outstanding classes of voting capital stock of the Company; (2) the Company consolidates with or merges into another entity or conveys, transfers or leases all or substantially all of its assets in one or a series of transactions to any entity, or any entity consolidates with or merges into the Company and, in connection with the transaction, the outstanding voting shares of the Company are changed into or exchanged for cash, securities or other property, other than a transaction (a) between the Company and a Subsidiary or (b) in which the holders of the outstanding voting shares of the Company immediately prior to the

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transaction own not less than a majority of the outstanding voting shares of the surviving entity immediately after the transaction in substantially the same proportion as before the transaction; (3) the Company or any Subsidiary purchases or otherwise acquires beneficial ownership of 40% or more of the Company's capital stock within any 12-month period; (4) the adoption of a plan relating to the liquidation or dissolution of the Company or (5) on any date, a majority of the Company's Board of Directors does not consist of Persons (a) who were directors at the Effective Date ("Continuing Directors") or (b) whose election or nomination as directors was approved by at least 2/3 of the directors then in office who are Continuing Directors or whose election or nomination was previously so approved. "Person" has the same meaning given to it in Sections 13(d) and 14(d) of the Exchange Act, and "beneficial owner" or "beneficially owned" have the same meaning given to these terms in Rules l3d-3 and l3d-5 under the Exchange Act, except that a Person is deemed to have "beneficial ownership" of all shares that Person has the right to acquire, whether the right is exercisable immediately or only after the passage of time.

     The Company is obligated to give notice to holders of Notes and the Trustee within 30 days following a Change of Control. The notice must specify (1) that a Change of Control has occurred and that the holder has the right to require the Company to purchase the holder's Notes at the Purchase Price, together with such information that the Company deems relevant or as may be required to be disclosed pursuant to applicable securities or other laws, (2) the place at which the Notes are to be presented and surrendered for purchase, (3) that interest accrued to the Purchase Date will be paid upon presentation and surrender, and (4) that interest will cease to accrue as of the Purchase Date on all Notes timely surrendered for purchase.

     Rating. If the Company fails to obtain a rating for the Notes from either Moody's Investor Services, Inc. or Standard & Poor's Corporation within one year of the Effective Date, the Senior Note Interest Rate will increase by 0.50% from the first anniversary of the Effective Date until the day a rating is obtained, at which time the interest rate will revert to the original annual rate.

     Events of Default. The following are "Events of Default" with respect to the Notes: (i) default in the payment of any installment of interest on the Notes for 30 days after becoming due; (ii) default in the payment of the principal of (or premium, if any, on) the Notes when due; (iii) default in the performance of any other covenant contained in the terms of the Notes or the Indenture for a period of 60 days after written notice of the failure, requiring the Company to remedy the same, has been given to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of then outstanding Notes; (iv) default under any agreements, indentures or instruments under which the Company or any of its Material Subsidiaries has outstanding Indebtedness in excess of $10 million in the aggregate and, if not already matured in accordance with its terms, the Indebtedness has been accelerated and the acceleration has not have rescinded or annulled or the Indebtedness discharged within ten days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of then outstanding Notes, provided, that if, prior to the entry of judgment in favor of the Trustee, the default under such indenture or instrument is remedied or cured by the Company or the Material Subsidiary,

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or waived by the holders of the Indebtedness, then the Event of Default under the Indenture likewise will be deemed to have been remedied, cured or waived; and provided, further, that if the default results from an action of the United States government or a foreign government which prevents the Company or the Material Subsidiary from performing its obligations under the agreement, indenture or instrument, the default will not be an Event of Default under the Indenture; (v) entry against the Company or any Material Subsidiary of one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, which is not discharged, and the continuance of the judgment, order or decree for 60 days during which a stay of enforcement, by reason of an appeal or otherwise, is not in effect, and written notice of the default has been given to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of then outstanding Notes; (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Material Subsidiaries occur; or (vii) failure by the Company to comply with its obligations under "Consolidation, Merger and Sale of Assets," "Purchase of Notes upon a Change of Control" or "Limitation on Sale of Assets." If an Event of Default occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the entire principal amount of the Notes immediately due and payable. If an Event of Default specified in clause (vi) above occurs with respect to the Company, the entire principal amount of the Notes will ipso facto become due and payable.

     The Company is required to furnish the Trustee annually with a statement by certain officers of the Company to the effect that, to the best of their knowledge, the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default, specifying each known default.

     The holders of a majority in principal amount of outstanding Notes have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, and to waive certain defaults. If an Event of Default occurs, the Trustee must exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to these provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities it might incur in compliance with the request.

     Satisfaction and Discharge. The Indenture provides that the Company will be discharged from its obligations on the Notes (with certain exceptions) at any time prior to their stated maturity or redemption when (a) the Company has deposited with the Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to stated maturity (or redemption) on the Notes, (b) the Company has paid all other sums payable with respect to the Notes and (c) certain other conditions are met. Upon such discharge, the holders of Notes no longer are entitled to the benefits of the Indenture, except for certain rights including registration of transfer and exchange, and may look only to the deposited funds.

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

     Modification and Waiver. Certain modifications and amendments (which, generally, either benefit or do not adversely affect the holders of outstanding Notes) of the Indenture may be made by the Company and the Trustee without the consent of holders of the Notes. Other modifications and amendments of the Indenture or of the terms of the Notes require the consent of the holders of more than 50% in outstanding principal amount of the Notes. Further, no modification or amendment may, without the consent of the holder of each outstanding Note affected, (a) reduce the principal of or change the stated maturity of the Note, (b) reduce the rate of, or change the time for payment of interest on, the Note, (c) reduce the principal amount or any premium payable on redemption of the Note or change the time at which the Note may be redeemed, (d) change the place of payment, (e) impair the right of a holder to receive payment of principal of and interest on the Note on or after their due dates, (f) change the currency in which the principal of or any premium or interest on the Note is payable, (g) reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is required for any supplemental indenture or any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture, (h) modify or change any provision of the Indenture or the related definitions affecting the ranking of any Note in a manner which adversely affects the holders in any material respect, or (i) make any change in the foregoing amendment and waiver provisions.

     The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive compliance by the Company with certain restrictive provisions of the Indenture or the terms of the Notes. The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

     Defeasance of Certain Obligations. The terms of the Notes provide that the Company does not have to comply with the restrictive covenants described above under the headings Limitation on Indebtedness, Limitation on Liens, Limitation on Asset Sales, Limitation on Sale and Leaseback Transactions, Limitation on Restricted Payments, Dividend and Other Payment Restrictions Affecting Subsidiaries, Business Activities, Reports, Transactions with Related Persons, Purchase of Notes Upon a Change of Control, Rating and clause (3) of Consolidation, Merger and Sale of Assets if, among other conditions, the Company
(1) deposits with the Trustee an amount of cash and U.S. government securities, in any combination, sufficient to pay all amounts owing on the Notes for unpaid principal, premium, if any, and interest to maturity or any applicable redemption date and (2) provides an opinion of independent tax counsel that holders of Notes will not be adversely affected for U.S. federal income tax purposes by the defeasance. If the Company does this, its obligations under the Indenture and the Notes other than in connection with the above covenants will remain in full force and effect.

     Compliance. The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default (including, in most cases, an event which, after notice or lapse of time, would become an Event of Default), give the holders of the Notes notice of the default;

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

however, except in the case of a default in the payment of principal of (or premium, if any) or interest, if any, on the Notes, the Trustee may withhold notice if it in good faith determines that the withholding of notice is in the interest of the holders of the Notes. In addition the Company must furnish other annual and periodic reports and certificates to the Trustee and/or the holders of the Notes, as required by Section 314(a) of the Trust Indenture Act, the Indenture and, in connection with certain covenants and other matters, the terms of the Notes.

     Paying Agent. The registrar, paying and transfer agent for the Notes is American Security Transfer Company Limited Partnership d/b/a Securities Transfer Company, Cincinnati, Ohio. Securities Transfer Company is an affiliate of the Company.

     Item 2. Exhibits.

     The following exhibits are filed as part of this registration statement:

   *Exhibit 1--         Third Restated Certificate of Incorporation of Chiquita
                        Brands International, Inc.
   *Exhibit 2--         Restated By-laws of Chiquita Brands International, Inc.
    Exhibit 3--         Warrant Agreement dated as of March 19, 2002 between
                        Chiquita Brands International, Inc. and American
                        Security Transfer Company Limited Partnership, as
                        Warrant Agent
    Exhibit 4--         Certificate of Actions Taken by Steven G. Warshaw,
                        President, Pursuant to Authority Delegated by the Board
                        of Directors of Chiquita Brands International, Inc. and
                        approved by the Court pursuant to the Plan in Approving
                        the Terms of 10.56% Senior Notes due 2009, including the
                        following exhibits:
                        Exhibit A - Definitions
                        Exhibit B - Redemption Provisions
                        Exhibit C - Covenants
                        Exhibit D - Form of Global Note
   *Exhibit 5--         Indenture dated as of March 15, 2002 between Chiquita
                        Brands International, Inc. and Wells Fargo Bank
                        Minnesota, National Association, Trustee

   *  Previously filed.

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             CHIQUITA BRANDS INTERNATIONAL, INC.



                                             /s/ William A. Tsacalis
                                             -----------------------------------
                                             William A. Tsacalis
                                             Vice President and Controller

March 18, 2002

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